LITTLE SQUAW GOLD MINING COMPANY

3412 S. Lincoln Drive

Spokane, Washington  99203

Fax:  509.624.2878

February 8, 2006

Via Facsimile (202) 772-9368

and EDGAR

Securities and Exchange Commission

ATTN:  Ms. Carmen Monciada-Terry

100 F Street, NE

Washington, D.C.  20549

Re:

Request for Acceleration – Little Squaw Gold Mining Company

Registration Statement on Form SB-2 (SEC File No. 333-130819)

Ladies and Gentlemen:

On behalf of Little Squaw Gold Mining Company, we hereby respectfully request that the Commission accelerate the effectiveness of the above-reference Registration Statement, and to permit said Registration Statement to become effective at 5:00 p.m. (Eastern Time) on February 10, 2006, or as soon thereafter as practicable.

Little Squaw Gold Mining Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

LITTLE SQUAW GOLD MINING COMPANY

Richard R. Walters

President

cc:  Kenneth G. Sam, Dorsey & Whitney, LLP